
Santa Barbara
California
SUN & SWELL
foods
Clean Cookie Bites
Lavender

SUN & SWELL

2022 Report

Dear investors,

We are working tirelessly to build a more sustainable future, and we are grateful to have you along the ride with us. To build a world-changing company, it takes passionate founders, devoted customers, and capital! Your investment enables us to help achieve our mission, and accelerate the snack food industries transition away from zero-waste.

We are committed to leaving a huge impact on this planet, and will do everything we can to get you an incredible return on your investment.

We need your help!

Here are a few ways you can help our movement:

1) If you work at an office that offers snacks in the break room, we'd love an intro to whoever is in charge of ordering them.

2) Spread the word to your eco-conscious friends and family members, who are looking to make more sustainable choices. Whether it's sending them our snacks as a gift or just letting them know about us - word-of-mouth referrals are so important to our business!

Sincerely,

Kate Flynn

Co-founder & CEO

Bryan Flynn

Co-founder & Head of Sales

Our Mission

We are an online, plastic-free health food store. We sell healthy shelf-stable foods that you would put in your pantry (like nuts, baking flours, superfoods) in plastic-free packaging (compostable bags or glass jars). In 5 years, we hope to be a $50M company.

See our full profile

How did we do this year?

Report Card

A-

The Good

We found product market fit and identified a massive opportunity.

We have added credentialed team members in operations and marketing.

We have established partnerships with some of the largest B2B players.

The Bad

We have a high amount of outstanding receivables that we need to collect on.

As we've scaled, a lot of cash got tied up in working capital (inventory + receivables) making cash flow tight.

Scaling with compostable packaging was more challenging than we thought, which led to some

inefficiencies in Q4'22/Q1'23

2022 At a Glance

January 1 to December 31

$950,562 +42%
Revenue

-$612,237
Net Loss

$268,794 +40%
Short Term Debt

$1,252,000
Raised in 2022

$35,000
Cash on Hand
As of 05/21/23

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$670,875
$-551,735
$950,562
$-612,237
2021
2022

Net Margin: -64% Gross Margin: 43% Return on Assets: -110% Earnings per Share: -$61,223.70 Revenue per Employee: $316,854 Cash to Assets: 27% Revenue to Receivables: 33,075% Debt Ratio: 113%

Sun_and_Swell_Inc._2022_Financial_Statements_v08.01.2023.pdf

We ❤ Our 379 Investors

Thank You For Believing In Us

Miroslav Klivansky
Stephen Gellatly
Matthew Stotts
Karine Wegrzynowicz
Michael C. Nally
Nicole Smith
Dan Frederickson
Elizabeth Openshaw Behr...
Kelli Applegate
Lisa Stoner
Matthew Hanculak
Sam McDaniel
Christopher Allen
Kasey Suryan
Benjamin Chestner
Brandon Fields
Zach Scharf
Adeel Baig
Abigail Korsen
Sumita Sinha
Kellie Ammerman
David Huynh
Monica Rosenquist
Megan Watson
Monique Walker
Don Blumenthal
Greg Ellis
Nancy Watson
Eric Weigold
Natalie Russell
Henry Sotomayor
Kimberly Reyes
Sheldon E AUSTIN
Kai Yaniz
Matt Baum
Peter Martinazzi
Rakin HAQUE
Monica Padrnos
Jodie Woodall
Tanya Sorum
Scott Easterling
Oyeniyi Akinyele
Michael Gialketsis
Jennifer Wolfsong
Sudarshan Srinivasan
Renée LaBran
Cleopatra Warritay
Lizbeth Vega
Margeaux Leighton
Rona Basa
William Schoch
Christian Neumann
Serin Keller
Tatjana Kudla
Melissa Vlach
James Ellis
Kevin Pires
Benjamin Baller
Sherri Bliss
Jeffrey Michael Wheeler
Brandon Mercade
Roozbeh Kaboli
Oliviere Saint-Petit
Krystian Tomasiewicz
Anton Baltaga
Sarah Brown
Meghan Riccardelli
Jeff Davidson
Robert Przykucki
Matt Roberts
Michael Trezza
Jessica Fotsch
Akshay Madane
Lily Supardan
Annalise Schlesinger
Brooke Nelson
Bill Schroeder
Olivia Sanchez
Winnie Chang
Angela Marturano
Belinda Chu
Cheri Hays
Alan Roitsch
Brian Sheehan
Shawn Fortner
Charles Glynn
Nina Rosenbladt
Lisa Cheney
Brian Wobbeking
Mary E OBeirne
Julia Elizabeth Collins
Allyson Wettengel
Nikki Sherritt
Kevin Tseng
Alexandra Fieder
Gabriel Paravisini
David Gray
Jolene Cook
Bruce Gago
Elizabeth Colomello
Sergio Cedano
Tina Habana
Jack Young
Erin Reith
Roy Oakley
Dianne Kaplan
Brett Yorke
Amanda Highet
Nandini Karkare
Kathy Odell
Daniel Giedroyce
Herman Venter
Alicia Robb
Joanne Prince Bolduc
Janet Hendrickson
John Petrasanta
Kathy Maneri
Carla Pecoraro
Brie Young
Wendy Whitcup
Alberto Fernandes
Joy Kruth
Chris Taylor
Linda Vigoren
Lauren Bitar
James Gische
Andrew Geraghty
Harish Venugopal
Blossom Coryat
Julie Davis Strand
Brian Watson
Neal Eckard
Theresa Diulus
Rosemary Welstead
Camille Adair
Steve Oricoli
Michael E. DICK
Alexandra Gross
Amanda Greenman
Prasad V KATTA
Gagandeep Singh
Dina Nahmias
John Hayes Nielsen
Michael Yuan
Peter Lee
Mukul Bafana
Samantha Petovello (nom...
Anastasia Schwab
Cole Young
Christopher Eggert
Megan Alagna
Nicole Forrest
Jesse Rabinowitz
Sarah Zhou
Kayla Lawson
Shruti Chander
William Culler-Chase
Kent Fry
Anthony Lai
Jodi Kirkland
Adil Panton
Valarie Elise Stengle
Marek Nold
Anthony Rotolo
Travis Snoderly
George Sotelo
Rob Goettler
Holly Gummelt
Jon Rockwood
Timothy Jerome Kelsey
Isabela Koehler Fernandez
Ashley Grayson
Buddy Kent
Marlin Bottex
Erin Mahan
Jordan Smeal
Kyle W GENTRY
Madeline Karas
Ethan Matkin
Steven Chen
Forrest George
Dennis And Dottie Pendle...
Reid Shalvoy
Brandt Mackey
Katrina Sanzi
Emily D Goolkrishna
Rachel Jacoby
Alexander Schoch
Katherine Markova
Trevor Whittingham
Courtney Eder
Kasey Phillips
Jeff Sofro
Hana Lee Sedgwick
Sashee Chandran
Ellen Watson Lane
Ryan Bolenesi
Efren Yan
Ramesh Hariharan
Oluwademilade Olagoke
Paul Weyker
Mary Rachel Layman
Lindsay Mastrippolito
Niki Potter
Rodney K Saxton
Leslie Pearson
Kayla Holmlund
Russ Mika
Suresh Chalasani
Lauren Dowler
Dean Gerasimou
Kathryn Lantuh And C Ma...
Tony Reinhard
Heidi Scheeline
Erik Homiak
Amie Wojtech
Michael Budreski
Rahul Patel
Jacob Brutman
Hatem Rowaihy
Michael Chodroff
Samuel Brice Higginbotha...
Marek Nold
Katharina Loden
Eddie Passadore
Aaron Richman
Gerardo José Santiago R...
Jason H
Brian L White
Sergey Vartanov
Eric London
Cody Siegel
Evan Hindman
Michael Palmer
Emma Malina
Jena Albers
Angela Simoncini Montero
Marc Batangan
Reid Conklin
Timothy Kennedy
Eric Daniel Townsend
Kyle Rausch
Lloyd Abdelnour
Shannon Saliba
Claire Schrecker
Alexis Kourafas
Jennifer Ashley Scott
Molly Gillard
Dariana Francois
Charline Avril
Marian Bacol-Uba
Mary Jane Stolte
Lisa Wojcik
Veereshappa Angadi Rud...
Gregory D Amato
Elizabeth Rutledge
Alanna Russell
Elena Perez
Marisa O'Brien
Kim Pasini
Jillian Rojas
Sirena Green
Susan Kilpatrick
Sara Galvin
Selena Galaviz
Lorraine Seeberg
Bruce Cohen
Alexis Chan
Jason E Smith
Lashanda Lee
Beth Skidmore
Charles L Herring
Jay Lender
Carlos F Infante V
Luke Thevenet
Kristin Daley
Kelly Moran
Christi Sifri
Ramzi Khazen
Maura Iv
Jodie Drion Tieber
Tanner Faulkner
Tracy Young
Jake Cusack
Adnan Turnadzic
Robert Mungary
Owen Davis
Jonathan Nuger
Jeanne Cloutier
Laura Lauko
Sarah LaVole
Kathryn Cullen
Cameron Browne
William Charles Kilmer
Jaimie E Kostiuk
Laura Spivy
Surendar Sekar
Donie Yamamoto
Inger Myhre-Rodorigo
Nidhi Sukul
Natalie Thomas
DOTTY HUDSON
Danielle Zegelstein
Bret Johnson
Jesse Gerstin
Shawn H Kennedy
Sunil Ramesh
Kate Kealey
Kristy L Schoch
Brett Welter
Pauline Mercado
David Martinelli
Cindy Reinhardt
Wojciech Szkodlarski
Mana Sakaguchi
Betsy Wayne
Carolyn Archer-Warritay
Abigail Timms
Matthew Mehaffey
Laura Hewitt & C. Madiso...
Ian Danforth
Mehdi Derakhshanfard
Svetlana Makhni
Valerie Abenroth
Janet Campbell
Gilberto Rodriguez
Maxeme Tuchman
David Macarlo
Greg Hogue
Jacky Kuok
Kyle Witherspoon
Kevin Michael Watson
Justine Po
Ngozi Kanu
John Erik Jahnsen
Marsha Aronovich
Daniel Corbett
Mariam Dombrovskaja
Michelle Kubis
Laurel Ward
Sarina V Torrendell
Jennifer Golomb
E Elina Antoniou
Nicola Goetzl
Neil Jones
Jamie Mueller
Zi Han Lin
Orlo Jones
Sebastian Naum
Michele Shoemaker
Bradley C Fields
Lee Gabardi
Julia E Kaye
Joseph Baird
Julia Russo
Matt Furniss
Lauren Booker Allen
Aran L Nathanson
Enrique Neves Martin
Angela McGovern
John Arce
Ali Bazzi
Timothy L Watson
Steven Broudy
Alyssa Harding
Oluwatosin Sodipe
William Kelley
Avraham Korlansky
Daniel J Daly
Andrew Maneri
Jaime Cedano
David Gentile
Jody Young
Reuben James Attah
Ryann Craig
Megan Lomax
Corinna Fielden
Tena Goy
Victoria Lerner

Thank You!

From the Sun & Swell Team



Kate Flynn
Co-founder & CEO



Bryan Flynn
Co-founder & Head of Sales



Kristen Klein
Director of Operations & Sustainability
Kellog MBA, ex-Management Consultant (Accenture).



Scott McGuire
Operations Advisor & Investor
Former COO, Laird Superfoods. Previous: PepsiCo, Nestle, Bonduelle/ReadyPac



Jennifer David
Marketing Advisor & Investor
Angel Investor @ Pipeline Angles. Advisor. Producer.



Jeanne Cloutier
Sustainable Packaging Advisor
Director of Sustainable Projects @ Elk Packaging ex-Alter Eco Foods



Zach Ellis
Director of Sales
Sam Walton College of Business Graduate. Serial Entrepreneur. 50/50 States Visited!



Jay Ellis
Advisor and Investor
VP of Sales @Humm Kombucha Previous: @Nestle, @Gillette, @Ready Pac Foods



Don Blumenthal
Advisor & Investor
Former VP of Marketing @Tyson Foods, Inc. and VP/GM for ConAgra, Inc. Faculty @UCSB.



Dan Goldman
Advisor & Investor
VP of Strategy & BD @ Gap Inc. Advisor to Consumer Start-ups & PE Investors. Previous: @The North Face, @Proctor & Gamble.



Al Doan
Advisor & Investor
Cofounder @Missouri Star Quilt Co. Angel Investor. Advisor.



Mary Sheehan
Advisor & Investor
Head of Product Marketing @Adobe Advertising Cloud. Previous: @Google, @AdRoll

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Kate Flynn	President @ Sun & Swell	2018
Kate Flynn	CEO @ Sun & Swell Foods	2018
Bryan Flynn	Sales @ Sun & Swell Foods	2018

Officers

OFFICER	TITLE	JOINED
Kate Flynn	CEO CFO President	2018
Bryan Flynn	COO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Bryan Flynn	3,175,925 Common Stock	31.7%
Kate Flynn	5,100,000 Common Stock	51.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2018	$69,365		Other
10/2018	$110,000	Common Stock	Section 4(a)(2)
03/2019	$38,900		Other
08/2019	$215,000	Safe	Section 4(a)(2)
05/2020	$295,100		Other
08/2020	$20,000	Safe	Section 4(a)(2)
05/2021	$676,312		4(a)(6)
08/2021	$30,102		Other
12/2021	$130,000	Safe	Section 4(a)(2)
01/2022	$540,000	Safe	Section 4(a)(2)
01/2022	$540,000	Safe	Section 4(a)(2)
10/2022	$42,000		Other
02/2023	$100,000		Other
05/2023	$30,000		Other
05/2023	$34,000		Other
05/2023	$95,000		Other
05/2023	$100,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Allegiant Capital	06/01/2018	$69,365	$0	8.75%	09/01/2021	Yes
Kate Flynn	03/21/2019	$38,900	$38,900	0.0%	03/21/2025	Yes
SBA	05/19/2020	$295,100	$295,100	3.75%	05/19/2050	Yes
Navitas Credit Corp.	08/03/2021	$30,102	$12,600	10.0%	08/04/2031	Yes
Shopify	10/28/2022	$42,000	$0	22.57%	08/25/2023	Yes
Paypal	02/13/2023	$100,000	$69,039	23.13%	02/12/2024	Yes
Intuit	05/01/2023	$30,000	$26,988	15.5%	10/30/2024	Yes
Shopify	05/07/2023	$34,000	$29,257	27.72%	03/03/2024	Yes
Navitas Credit Corp.	05/10/2023	$95,000	$100,100	10.13%	12/09/2027	Yes

Pacific Western Bank	05/22/2023	$100,000	$100,000	8.5%	05/21/2024	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	10,000,000	Yes
Preferred Stock	10,000,000	0	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

We use compostable flexible film packaging as a way to offer plastic-free food to our customers. This packaging is a new technology that is just gaining adoption in the mainstream market. There is risk that consumer adoption may not be what we anticipate or that consumers may move towards a different technology.

The regulatory market for biodegradable and compostable materials is dense and constantly evolving/expanding. New laws may impact how we market and sell our products.

The market for biodegradable/compostable materials is smaller than the market for plastic materials, and raw materials for biodegradable/compostable are not as widely produced. Shortages are possible which could significantly impact our ability to operate.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Failure to raise sufficient funding would result in changes to our operating plans that may limit our ability to grow at the currently anticipated rates.

A large portion of our customer base is through B2B sales. A COVID-like event could significantly impact our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to

redeem their securities at a time that is not favorable to the investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock . Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Sun & Swell Inc.

- California Corporation
- Organized April 2018
- 3 employees

40 Oceano Ave
#1
Santa Barbara CA 93109

http://www.sunandswellfoods.com

Business Description

Refer to the Sun & Swell profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Sun & Swell has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Submitting 2022 Annual Report late

All prior Investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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SUBMIT COMMENT


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